UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

CorpBanca

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

21987A209 (Sponsored ADR)**

(CUSIP Number)

David L. Williams

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

Tel: (212) 455-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 19, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box    ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** This CUSIP applies to the American Depositary Shares, evidenced by American Depositary Receipts, each representing 1,500 common shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 21987A209 (Sponsored ADRs)
1	NAMES OF REPORTING PERSONS Alvaro Saieh Bendeck
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Chile
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 169,962,442,682
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 169,962,442,682
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 169,962,442,682
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.94%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 21987A209 (Sponsored ADRs)
1	NAMES OF REPORTING PERSONS Corp Group Banking S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO, BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Chile
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 149,043,852,909
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 149,043,852,909
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 149,043,852,909
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.79%
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 21987A209 (Sponsored ADRs)
1	NAMES OF REPORTING PERSONS Compañía Inmobiliaria y de Inversiones Saga SpA.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Chile
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 20,918,589,773
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 20,918,589,773
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,918,589,773
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.15%
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 21987A209 (Sponsored ADRs)
1	NAMES OF REPORTING PERSONS CorpGroup Holdings Inversiones LTDA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Chile
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 169,962,442,682
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 169,962,442,682
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 169,962,442,682
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.94%
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 21987A209 (Sponsored ADRs)
1	NAMES OF REPORTING PERSONS CorpGroup Inversiones LTDA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Chile
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 169,962,442,682
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 169,962,442,682
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 169,962,442,682
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.94%
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 21987A209 (Sponsored ADRs)
1	NAMES OF REPORTING PERSONS Corp Group Financial S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Chile
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 149,043,852,909
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 149,043,852,909
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 149,043,852,909
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.79%
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 21987A209 (Sponsored ADRs)
1	NAMES OF REPORTING PERSONS Corp Group Holding Inversiones Limitada C.P.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Chile
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 149,043,852,909
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 149,043,852,909
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 149,043,852,909
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.79%
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 21987A209 (Sponsored ADRs)
1	NAMES OF REPORTING PERSONS Inversiones Corp Group Interhold LTDA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Chile
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 149,043,852,909
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 149,043,852,909
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 149,043,852,909
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.79%
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 21987A209 (Sponsored ADRs)
1	NAMES OF REPORTING PERSONS Inversiones Gasa LTDA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Chile
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 20,918,589,773
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 20,918,589,773
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,918,589,773
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.15%
14	TYPE OF REPORTING PERSON (See Instructions) CO

This Amendment No. 2 supplements and amends the Schedule 13D filed on May 29, 2014 by the Reporting Persons (as defined below), as amended on June 24, 2014 (as so amended, the “Schedule 13D”), relating to the Common Shares, no par value per share (the “Common Stock”), of CorpBanca, a company formed under the laws of the Republic of Chile (the “Issuer”). Each Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D. Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment No. 2 shall have the same meanings herein as are ascribed to such terms in the Schedule 13D.

This statement is being filed by (collectively, the “Reporting Persons”):

(i) Alvaro Saieh Bendeck, a citizen of the Republic of Chile;

(ii) Corp Group Banking S.A., a company formed under the laws of the Republic of Chile;

(iii) Compañía Inmobiliaria y de Inversiones Saga SpA., a company formed under the laws of the Republic of Chile;

(iv) CorpGroup Holdings Inversiones Ltda., a company formed under the laws of the Republic of Chile;

(v) CorpGroup Inversiones Ltda., a company formed under the laws of the Republic of Chile;

(vi) Corp Group Financial S.A., a company formed under the laws of the Republic of Chile;

(vii) Corp Group Holding Inversiones Limitada C.P.A., a company formed under the laws of the Republic of Chile;

(viii) Inversiones Corp Group Interhold Ltda., a company formed under the laws of the Republic of Chile; and

(ix) Inversiones Gasa Ltda., a company formed under the laws of the Republic of Chile.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by adding the following at the end thereof:

Pursuant to the Transaction Agreement, CGB sold 5,000,000,000 shares of Common Stock on August 19, 2014. After such sale, the Reporting Persons collectively beneficially owned 49.94% of the outstanding shares of Common Stock. Additional sales of Common Stock will be required by certain of the Reporting Persons under the terms of the Transaction Agreement or otherwise in connection therewith.

Item 5	Interest in Securities of the Issuer.

Item 5(a) – (b) of the Schedule 13D is hereby amended by amending and restating the first three paragraphs thereof as follows:

(a) – (b) Collectively, the Reporting Persons beneficially own an aggregate of 169,962,442,682 shares of Common Stock representing approximately 49.94% of the shares issued and outstanding.

CGB is the direct holder of 149,043,852,909 shares of Common Stock representing approximately 43.79% of the shares issued and outstanding.

Saga is the direct holder of 20,918,589,773 shares of Common Stock representing approximately 6.15% of the shares issued and outstanding.

Item 5(c) of the Schedule 13D is hereby amended and restated as follows:

Set forth on Schedule 1 attached hereto are transactions engaged in by the Reporting Persons during the past 60 days.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 25, 2014

CORP GROUP BANKING S.A.

By:	/s/ María Pilar Dañobeitía Estades
	Name:	María Pilar Dañobeitía Estades
	Title:	Chief Executive Officer

COMPAÑÍA INMOBILIARIA Y DE INVERSIONES SAGA SpA.

By:	/s/ María Pilar Dañobeitía Estades
	Name:	María Pilar Dañobeitía Estades
	Title:	Chief Executive Officer

CORPGROUP HOLDINGS INVERSIONES LTDA.

By:	/s/ María Pilar Dañobeitía Estades
	Name:	María Pilar Dañobeitía Estades
	Title:	Chief Executive Officer

CORPGROUP INVERSIONES LTDA.

By:	/s/ María Pilar Dañobeitía Estades
	Name:	María Pilar Dañobeitía Estades
	Title:	Chief Executive Officer

CORP GROUP FINANCIAL S.A.

By:	/s/ María Pilar Dañobeitía Estades
	Name:	María Pilar Dañobeitía Estades
	Title:	Chief Executive Officer

CORP GROUP HOLDING INVERSIONES LIMITADA C.P.A.

By:	/s/ María Pilar Dañobeitía Estades
	Name:	María Pilar Dañobeitía Estades
	Title:	Chief Executive Officer

INVERSIONES CORP GROUP INTERHOLD LTDA.

By:	/s/ María Pilar Dañobeitía Estades
	Name:	María Pilar Dañobeitía Estades
	Title:	Chief Executive Officer

INVERSIONES GASA LTDA.

By:	/s/ María Pilar Dañobeitía Estades
	Name:	María Pilar Dañobeitía Estades
	Title:	Chief Executive Officer

/s/ Alvaro Saieh Bendeck
Alvaro Saieh Bendeck

SCHEDULE 1

Transaction History

The below transactions reflects all transactions effected by CGB in the Issuer’s Common Stock during the past 60 days.

Trade Date	Purchase/Sale	Trade Amount	Price per Share (Chilean Pesos)
8/19/2014	Sale	5,000,000,000	6.90

The above transaction was effected on the open market.